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                                                                      EXHIBIT 26

               IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


JACOB HABERMAN,                        )
                                       )
                          Plaintiff,   )    C.A. NO.  15773NC
                                       )
v.               -against-             )
                                       )
PENNZOIL COMPANY, JAMES L.             )
PATE, HOWARD H. BAKER, JR.,            )
W. J. BOVAIRD, W. L. LYONS             )
BROWN, JR., ERNEST H. COCKRELL,        )
HARRY H. CULLEN, ALFONSO               )
FANJUL, JR., BERDON LAWRENCE,          )
BRENT SCOWCROFT, GERALD B.             )
SMITH and CYRIL WAGNER, JR.,           )
                                       )
         Defendants.                   )


                 Plaintiff, as and for his complaint, alleges upon information and belief, except as to himself, which he alleges upon knowledge, as follows:

                              NATURE OF THE ACTION

                 1. This is a stockholders' class action lawsuit brought on behalf of the public stockholders of Pennzoil Company ("Pennzoil" or the "Company") who have been, and continue to be, deprived of the opportunity to realize fully the benefits of their investment in the Company. The individual defendants, who constitute Pennzoil's Board of Directors, have wrongfully refused to negotiate or consider value maximizing proposals for the Company, including that of Union Pacific Resources Group Inc. ("UPR"), and have impermissibly exploited existing anti-takeover defenses to entrench themselves in their positions of control, and have acted unreasonably in relation to any threat posed by UPR. The actions of the Individual Defendants constitute a




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breach of their fiduciary duties to Pennzoil and its shareholders.

                                  THE PARTIES

                 2. Plaintiff Jacob Haberman has been, at all times relevant to the action, and continues to be, an owner of Pennzoil common stock.

                 3. Defendant Pennzoil is a corporation duly organized and existing under the laws of the State of Delaware, with its principal executive offices located at Pennzoil Place, P.O. Box 2967, Houston, Texas 77252. The Company is a natural resource company that explores for, produces, refines and markets oil, gas and refined petroleum products. Pennzoil's Jiffy Lube auto service business provides retail oil change and lubrication services.

                 4. Defendants James L. Pate ("Pate"), Howard H. Baker, Jr., W. J. Bovaird, W. L. Lyons Brown, Jr., Ernest H. Cockrell, Harry H. Cullen, Alfonso Fanjul, Jr., Berdon Lawrence, Brent Scowcroft, Gerald B. Smith and Cyril Wagner, Jr. (hereinafter collectively referred to as the "Individual Defendants") are each members of Pennzoil's Board of Directors. In addition, defendant Pate is the Chairman of the Board, President and Chief Executive Officer of Pennzoil.

                 5. By virtue of their positions as directors and/or officers of Pennzoil, the Individual Defendants have, and at all relevant times had, the power to control and influence, and did control and influence and cause Pennzoil to engage in the practices complained of herein. Each individual Defendant owed and





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owes Pennzoil and its stockholders fiduciary obligations and were and are required to: use their ability to control and manage Pennzoil in a fair, just and equitable manner; act in furtherance of the best interests of Pennzoil and its stockholders; act to maximize stockholder value in connection with a change of ownership and control; refrain from abusing their positions of control; and not to favor their own interests at the expense of Pennzoil and its stockholders.

                            CLASS ACTION ALLEGATIONS

                 6. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all common stockholders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein (the "Class").

                 7. This action is properly maintainable as a class action.

                 8. The Class is so numerous that joinder of all members is impracticable. As of January 31, 1997, there were in excess of 46 million shares of Pennzoil common stock outstanding.

                 9. There are questions of law and fact which are common to the Class including, inter alia, the following: (a) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the





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Class; (b) whether defendants are pursuing a scheme and course of business designed to unjustly enrich themselves at the expense of and to the detriment of the public stockholders of Pennzoil; and (c) whether the Class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

                 10. Plaintiff's claims are typical of the claims of members of the Class. Plaintiff will fairly and adequately protect the interests of the Class. Plaintiff has retained counsel experienced in litigations of this type.

                 11. Defendants have acted in a manner which similarly affects plaintiff and all members of the Class, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.

                 12. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

                            SUBSTANTIVE ALLEGATIONS

                 13. Pennzoil is a natural resource company that explores for, produces, refines and markets oil, gas and refined petroleum products. In addition, Pennzoil's Jiffy Lube auto service business provides retail oil change and lubrication services.





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                 14.      On April 22, 1997, Pennzoil announced 1997 first
quarter earnings. Profits before charges rose to $60.2 million, or $1.29 a share, from $19 million, or $0.41 a share in the first quarter of 1996. These results had surpassed many analysts predictions that earnings would be only $1.20 per share. However, despite Pennzoil's recent performance, Pennzoil's stock price has languished, trading at approximately $55 per share over the last six months. The market price of Pennzoil's stock, therefore, is less than its long-term intrinsic value, exposing the Company to unsolicited overtures which the defendants have systematically sought to quell.

                 15. UPR is a leading independent U.S. energy exploration and production company which has a market capitalization of approximately $6.7 billion. According to published reports, Pennzoil approached UPR in 1995 to discuss a possible strategic transaction between the companies. However, no transaction occurred as a result of those discussions.

                 16. On June 23, 1997, UPR offered to acquire all the outstanding shares of Pennzoil in a two-step transaction. In the first step of the transaction, UPR is offering, through a subsidiary, to acquire 50.1 percent of Pennzoil's common shares in a cash tender offer of $84 a share. If the initial step succeeds, in a second step, Pennzoil and the UPR subsidiary will merge in a transaction in which each remaining Pennzoil share will be exchanged for UPR shares in a tax free transaction worth $84.





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                 17.      The Tender Offer, which values the Company's stock at
about $4.2 billion, is a 41 percent premium to Pennzoil's closing share price of $59 5/8 on Friday June 20, 1997. The transaction is dependent upon, among other things, the redemption or invalidation of Pennzoil's shareholder rights plan and Pennzoil Board approval of the transaction for purposes of Section 203 of the Delaware Code and Pennzoil's supramajority vote charter provision.

                 18. In promoting the possible transaction, Jack L. Messman, Chairman and Chief Executive Officer of UPR, stated:

         We believe that the merger of UPR and Pennzoil will create the premier independent exploration and production company in the U.S. . . Driven by UPR's proven ability to drill and develop oil and gas properties quickly and efficiently, we are confident that UPR will create growth and value well beyond what Pennzoil can achieve on its own. The combined company will lead the industry by nearly every measure of performance, including drilling activity, production and cash flow.

                 19. Furthermore, in an interview, Messman stated that UPR would boost Pennzoil's oil production by 9 percent a year for the "foreseeable future" and would add about 9 percent a year to cash flow per share in the first year of the would-be company.

                 20. In a letter to defendant Pate, dated June 23, 1997, Messman charged that Pate had refused to entertain recent acquisition overtures by UPR. The letter stated in part:

         We have repeatedly attempted, over the past few months, to discuss with you a possible transaction that would lead to such a combination and at the same time provide Pennzoil shareholders a substantial premium over the current market price of the shares. However, in my continuing efforts to communicate with you since February, you have rejected every attempt to engage in constructive discussion of such a proposal. This





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         refusal continued even after we sent a specific proposal to you on
         June 10th that would have provided Pennzoil shareholders a substantial premium. In your letter of June 20th, you and Pennzoil's Board of Directors rejected our proposal, still without any discussion with us.

                 21. With regard to the fact that it was Pennzoil which first proposed to merge with UPR in 1995, Messman's letter also questioned Pate's current view -- as stated in a May 8, 1997 letter -- that a merger no longer made sense:

         We do not understand why you believed that two years ago, when Pennzoil faced particularly severe problems, it was in a better position than it is now to merge with UPR and form the premier independent E&P company. In fact, we believe that today the benefits from a combination would come even more quickly. If we join our two companies, with all of their complementary strengths, consider that we can accomplish together --the tremendous value we can build for our shareholders. You had a great idea in 1995, and it is still a great idea today.

                 22. Furthermore, in his letter to Pate, Messman also stated that:

         On March 4th of this year, you told me you felt that the value of Pennzoil stock could possibly reach $80-$100 per share over the next four or five years, if Pennzoil's strategic plan is successfully implemented. As you see, the proposed transaction would not only offer Pennzoil shareholders a certain value today, which is substantially above the present value of your suggested range of projected future prices, it would also offer Pennzoil shareholders the opportunity to benefit from the growth of the combined company.

                 23. The Company has reported that it is reviewing the proposal.

         Pennzoil's Poison Pill And Other Entrenchment Devices

                 24. Reacting to the long-term undervaluation of Pennzoil stock, the Individual Defendants have not hesitated to utilize available defensive techniques to fend off UPR and any





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other external takeover activity.  Among other things, in October 1994, the
Company adopted a Preferred Stock Purchase Rights Plan (i.e., a "Poison Pill"), pursuant to which it declared a dividend of one Preferred Stock Purchase Right for each share of common stock owned. Each such right is exercisable following, among other things, commencement of a hostile tender offer for shares of the Company and would enable the Company's shareholders, except the acquiror to purchase Pennzoil's common stock at a heavy discount to market value.

                 25. The Poison Pill has the effect of making it extraordinarily difficult, expensive and/or impossible for any potential acquiror not approved by management to acquire Pennzoil. As a result, the Poison Pill has the effect of precluding successful completion of even the most attractive offer for Pennzoil unless the board acquiesces, thus denying the Company's shareholders an opportunity to make their own choice.

                 26. By adopting the Rights Plan, the Company's directors caused a fundamental shift of power from Pennzoil's shareholders to themselves. The "poison pill" thus permits the Individual Defendants to act as the prime negotiators of -- and, in effect, totally to preclude -- any and all acquisition offers through their power to redeem or to refuse to redeem the Rights.

                 27. This fundamental shift of control of the Company's destiny from its public shareholders to Pennzoil's Board of Directors results in a heightened fiduciary duty on the part of the Board to consider, in good faith, a third-party bid, and further requires the directors to pursue a third-party's bona





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fide interest in acquiring the Company and to negotiate in good faith with a bidder on behalf of the Company's shareholders.

                 28. Further, the Individual Defendants are taking advantage of the impediment to a third party's ability to satisfy the 85% exception under the Delaware Anti-Takeover Statute, 8 Del. C. Section 203, for the prompt completion of a second-step "business combination." Under that statute, only an unsolicited acquisition offer which results in the purchase of 85% or more of the outstanding shares may be promptly consummated by a second-step merger without approval by the incumbent directors.

                 29. By virtue of Pennzoil's Certificate of Incorporation which opts into the protection of Section 203, the Company and its directors are able to invoke the provisions thereof. The Board's adoption of this onerous provision is designed to and will operate as a further defensive and anti-takeover entrenchment mechanism.

                 30. In addition to the foregoing defenses, Pennzoil has adopted a staggered Board which is intended to chill any proxy contest that might disturb or disrupt the Individual Defendants' stranglehold on the Company's affairs.

Defendants' Wrongful Conduct

                 31. The Individual Defendants have taken no affirmative steps to facilitate UPR's premium offer and thus far have been content to install and reinforce the Company's panoply of defenses to preserve their control of Pennzoil. To act consistent with their fiduciary duties, the Individual Defendants should evaluate all available alternatives, including negotiating





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with UPR and/or other potential acquirors, which they have failed to do.

                 32. As a result of the acts and conduct described above, the Individual Defendants are not fully informing themselves, are not acting in good faith and have breached their fiduciary duties which they owe to plaintiff and other members of the Class by pursuing a course of conduct designed to prevent a change of control of the Company. To the extent that the conduct of the Individual Defendants is based upon what they perceive to be a threat by UPR or any other third-party to take over Pennzoil, the Individual Defendants have a heightened fiduciary duty to act in the best interest of the Company's public stockholders and to act reasonably with regard to any perceived threat. They have violated this duty.

                 33. The Individual Defendants have the responsibility to act independently so that the interests of Pennzoil's public stockholders will be protected, to seriously consider all bona fide offers for the Company, and to conduct fair and active bidding procedures or other mechanisms for checking the market to assure that the highest possible price in any change of control is achieved. Further, the directors of the Company must adequately ensure that no conflict of interest exists between defendants' own interests and their fiduciary obligations to act in the shareholders' best interests or, if such conflicts exist, to ensure that they will be resolved in the best interests of the Company's public stockholders.





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                 34.      Pennzoil represents a highly attractive acquisition
candidate. Defendants' conduct has deprived and will continue to deprive the Company's public shareholders of the very substantial control premium which UPR is prepared to pay or of the enhanced premium which further exposure of the Company to the market could provide. Defendants are precluding the shareholders' enjoyment of the full economic value of their investment by failing to proceed expeditiously and in good faith to evaluate and pursue a premium acquisition proposal which would provide for an acquisition for all shares at a very attractive price and installing potent anti-takeover defenses instead.

                 35. Pennzoil's Board and its top management have frustrated UPR's current acquisition overtures and offers, even though these proposals would result in Pennzoil's shareholders receiving a substantial premium over the then market-price of Pennzoil stock. The Individual Defendants have done this because they know that in the event Pennzoil were acquired by any potential bidders, most or all of the directors of Pennzoil and its senior management would, either in connection with the acquisition or shortly thereafter, be removed from the Board of the surviving company because their services would not be necessary and they would be mere surplusage and thus an acquisition would bring an end to their power, prestige and profit. In so acting, Pennzoil's directors and those in management allied with them have been aggrandizing their own personal positions and interests over those of Pennzoil and its





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broader shareholder community to whom they owe fundamental fiduciary duties not to entrench themselves in office.

                 36. In adopting and utilizing the poison pill, coupled with the staggered Board provisions and the provisions of 8 Del. C. Section 203, the Individual Defendants have acted to manipulate the corporate machinery of Pennzoil, thereby impairing the corporate democratic process within the Company at the expense and to the detriment of the Company's public stockholders. The Individual Defendants have thereby restrained and impaired the ability of Pennzoil stockholders to affect corporate policy, and freely structure the directional constituency of the Company. The poison pill, inter alia, impedes shareholder ability to accumulate shares and associate together to replace incumbent management, oppose any management initiative, or otherwise affect corporate policy through stockholder resolutions. By effectively preventing any single party from owning and thereby voting greater than 15% of the outstanding common shares, management clearly has a significant advantage in any proxy contest which threatens to eliminate or diminish their control over Pennzoil. The poison pill thereby thwarts shareholder opposition and serves to perpetuate the Individual Defendants' control over the business and operations of the Company.

                 37. By virtue of the acts and conduct alleged herein, the Individual Defendants, who control the actions of the Company, have carried out a preconceived plan and scheme to place their own personal interests ahead of the interests of the shareholders of Pennzoil and thereby entrench themselves in their





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offices and positions within the Company.  The Individual Defendants have violated their fiduciary duties owed to plaintiff and the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Company's public shareholders for their own personal benefit.

                 38. Plaintiff seeks preliminary and permanent injunctive relief and declaratory relief preventing defendants from inequitably and unlawfully depriving plaintiff and the Class of their rights to realize a full and fair value for their stock at a substantial premium over the market price and to compel defendants to carry out their fiduciary duties to maximize shareholder value in selling Pennzoil.

                 39. Only through the exercise of this Court's equitable powers can plaintiff be fully protected from the immediate and irreparable injury which the defendants' actions threaten to inflict.

                 40. Unless enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, and/or aid and abet and participate in such breaches of duty, will continue to entrench themselves in office, and will prevent the sale of Pennzoil at a substantial premium, all to the irreparable harm of plaintiff and the other members of the class.

                 41. Plaintiff and the Class have no adequate remedy at law.

                 WHEREFORE, plaintiff demands judgment as follows:





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                 A.       Declaring this to be a proper class action and
certifying plaintiff as class representative;

                 B. Ordering the Individual Defendants to carry out their fiduciary duties to plaintiff and the other members of the Class by announcing their intention to:

                          (i)     cooperate fully with any entity or person,
including UPR, having a bona fide interest in proposing any transaction which would maximum shareholder value, including, but not limited to, a buy-out, takeover or recapitalization of the Company;

                          (ii)    immediately undertake an appropriate
evaluation of Pennzoil's worth as a merger or acquisition candidate;

                          (iii)   take all appropriate steps to effectively
expose Pennzoil to the marketplace in an effort to create an active auction of the Company; and

                          (iv)    act independently so that the interests of
the Company's public shareholders will be protected.

                 C. Declaring that the Individual Defendants have violated their fiduciary duties to the Class;

                 D. Enjoining defendants from abusing the corporate machinery of the Company for the purpose of entrenching themselves in office;

                 E. Ordering the Individual Defendants to take steps to facilitate a premium acquisition by utilizing the Company's anti-takeover defense exclusively in a manner designed to maximize shareholder value;





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                 F.       Requiring defendants to forego reliance on the Poison
Pill or 8 Del. C. Section 203 except in a manner designed to secure the best interests of Pennzoil's public stockholders and/or maximize shareholder value;

                 G. Ordering the Individual Defendants, jointly and severally to account to plaintiff and the Class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

                 H. Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff's attorneys' and experts' fees; and

                 I. Granting such other and further relief as may be just and proper. Dated: June 24, 1997

                                          ROSENTHAL, MONHAIT, GROSS &
                                               GODDESS, P.A.


                                          By: /s/ Norman Monhait
                                             ----------------------------------
                                               Joseph A. Rosenthal
                                               Norman Monhait
                                               1401 Mellon Bank Center
                                               Suite 1401
                                               Post Office Box 1070
                                               Wilmington, Delaware 19899
                                               (302) 656-4433

                                               Attorneys for Plaintiff

Of Counsel:

Steven G. Schulman
U. Seth Ottensoser
MILBERG WEISS BERSHAD HYNES & LERACH LLP
One Pennsylvania Plaza
New York, New York 10119
(212) 594-5300





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Mel E. Lifshitz
BERNSTEIN LIEBHARD & LIFSHITZ
274 Madison Avenue
  7th Floor
New York, New York 10016
(212) 779-1414





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